Exhibit 99.1

MIX TELEMATICS LIMITED (Incorporated in the Republic of South Africa) (Registration number 1995/013858/06) JSE share code: MIX ISIN: ZAE000125316 NYSE share code: MIXT (“MiX Telematics”)

DEALING IN SECURITIES BY AN ASSOCIATE OF A DIRECTOR OF MIX TELEMATICS

Shareholders are advised of the following information relating to a dealing in securities by an associate of a director of MiX Telematics:

Name of associate:	402 Capital LLC
Name of director and relationship to director:	Ian Jacobs, who is a managing member of 402 Capital LLC
Transaction date:	9 March 2020
Class of securities:	American Depositary Shares*
Number of securities:	5 175
Price per security:	USD10.40
Total value:	USD53 820.
Nature of transaction:	On-market sale through the NYSE
Nature and extent of director’s interest:	Indirect beneficial
* One American Depositary Share equals 25 ordinary shares.

According to Mr. Jacobs, his broker informed him after market close that it had sold 5,175 shares of MIXT under his control. The sale was conducted without Mr. Jacobs’ knowledge, and was triggered by an administrative oversight. Mr. Jacobs has no current intention of selling any additional stock. The sale represents less than 1% of the shares beneficially owned by Mr. Jacobs.

12 March 2020

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